SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 18, 2006

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the Second Quarter of 2006

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis generates strong sales and earnings growth in the first six months of 2006, growing faster than the world pharmaceuticals market

•                  Group first half net sales rise 15% (+17% in local currencies) to USD 17.5 billion on outstanding underlying sales growth and contributions from recent acquisitions

•                  Pharmaceuticals net sales up 8% (+10% lc) on strong US performance and double-digit growth in Cardiovascular, Oncology and Neuroscience franchises

•                  Group first half operating income advances 21%, supported by all divisions

•                  Pharmaceuticals operating income climbs 11%, margin expands to 30.7% of net sales on productivity gains

•                  Net income climbs 17% to USD 3.67 billion in first half and EPS rises 16% to USD 1.56 per share

•                  First-half results heavily impacted by charges relating to Chiron acquisition. Excluding these charges, Group operating income advances 27% and net income up 23%

•                  New clinical data underscore potential of highly-rated Novartis pipeline, particularly for Galvus (type 2 diabetes), Rasilez and Exforge (hypertension), and Tasigna (cancer)

Key figures

First half

	H1 2006			H1 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	17 483			15 140			15	17
Operating income	4 262		24.4	3 529		23.3	21
Net income	3 669		21.0	3 123		20.6	17
Basic earnings pershare/ADS	USD	1.56		USD	1.34		16

Second quarter

	Q2 2006			Q2 2005			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	9 182			7 799			18	18
Operating income	2 060		22.4	1 849		23.7	11
Net income	1 713		18.7	1 646		21.1	4
Basic earnings per share/ADS	USD	0.73		USD	0.70		4

Excluding Chiron charges, Q2 Group operating income up 23% and net income up 15%

All product names appearing in italics are trademarks of Novartis Group Companies

Basel, July 17, 2006 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “I am pleased with our strong performance in the first half of 2006. Our strategic focus on healthcare delivered dynamic growth, with all divisions achieving excellent results expanding their market share. The Pharmaceutical division strengthened its competitive position, particularly with our cardiovascular and oncology products advancing at strong double-digit growth rates. Productivity gains in the second quarter were strong as we prepare for the launch of several potential blockbusters for the treatment of patients with type 2 diabetes, hypertension, asthma and eye diseases. Led by our strategy and our commitment to innovation, I am confident that Novartis will continue to grow strongly and achieve another year of record sales and earnings.”

Net sales

First half

	H1 2006	H1 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	10 751	9 921	8	10
Vaccines & Diagnostics	127
Sandoz	2 881	1 635	76	81
Consumer Health	3 724	3 584	4	6
Total	17 483	15 140	15	17

•                  Key growth drivers for Group sales were good underlying sales expansion in all divisions as well as from acquisitions, including the first-time consolidation of the former Chiron activities into the new Vaccines & Diagnostics division and Pharmaceuticals. Volume growth contributed seven percentage points, while acquisitions added nine percentage points. Currency translation led to a decline of two percentage points and prices across the Group were up one percentage point.

•                  Pharmaceuticals delivered dynamic growth ahead of the market, as Diovan and Lotrel (hypertension) as well as Gleevec/Glivec (cancer) were the top products by sales in their therapeutic categories and advanced at double-digit rates. US sales advanced 18% on leading brand positions in the new US Medicare prescription drug program started in January 2006. Volume and product mix represented seven percentage points of net sales growth, while net price changes added two percentage points and the first-time consolidation of Chiron’s pharmaceuticals one percentage point. Currency translations led to a decline of two percentage points.

•                  Vaccines & Diagnostics net sales of USD 127 million reflected the first-time consolidation of Chiron’s human vaccines and molecular diagnostics activities from the acquisition date of April 20 up to June 30.

•                  Sandoz net sales for the first half were supported by a strong underlying volume expansion in the retail business and leading performances in Eastern Europe, Germany, Australia and Switzerland as well as the contribution of 75 percentage points in local currencies to net sales growth from Hexal and Eon Labs, which have been performing ahead of expectations. No sales contribution was recorded from these acquisitions in the year-ago period.

•      Consumer Health net sales were led by double-digit growth from OTC and Animal Health. On a comparable basis excluding the impact of the Nutrition & Santé divestiture in February 2006, net sales were up 8% in USD over the 2005 period.

Second quarter

	Q2 2006	Q2 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 699	5 132	11	11
Vaccines & Diagnostics	127
Sandoz	1 450	832	74	74
Consumer Health	1 906	1 835	4	4
Total	9 182	7 799	18	18

Group net sales rise 18% (+18% lc) to USD 9.2 billion

Pharmaceuticals, Sandoz and Consumer Health all delivered good performances, while the first-time consolidation of Chiron further supported growth. Volume increases delivered eight percentage points of net sales growth, while acquisitions added ten percentage points. Currency translation and net price changes had no impact.

Novartis improved its share of the global healthcare market (Pharmaceuticals and Sandoz) to 5.35% for the first five months of 2006, up from 5.30% in the year-ago period (restated to include Hexal and Eon Labs), according to IMS Health. Pharmaceuticals increased its share of the global healthcare market to 3.90% from 3.85% in the same period.

Pharmaceuticals net sales up 11% (+11% lc) to USD 5.7 billion

Led by the Cardiovascular, Oncology and Neuroscience franchises, which delivered double-digit growth, Pharmaceuticals again grew faster than the industry. Cardiovascular strategic brand sales rose 13% (+13 % lc) to USD 1.6 billion on robust performances from Diovan (+16% lc) and Lotrel (+25% lc), while Oncology sales were USD 1.5 billion, up 13% (+13% lc) from Gleevec/Glivec (+20% lc) and Femara (+27% lc). The first-time consolidation of Chiron’s pharmaceuticals added two percentage points to net sales growth.

In the US, net sales advanced 20% to USD 2.4 billion as many key brands delivered double-digit growth, in part supported by the new Medicare drug program. Partially offsetting this performance were lower sales of Elidel and Visudyne. In Europe, net sales rose 4% in USD and local currencies as market share gains for Diovan and good sales of Gleevec/Glivec were partially offset by price cuts imposed by government healthcare reforms and the entry of generic versions of Lamisil and Foradil. The priority emerging growth markets – China, India, Russia and Turkey – had dynamic growth with sales up 13% (+16% lc).

Vaccines & Diagnostics net sales of USD 127 million

Net sales were USD 127 million from the April 20 acquisition date to June 30 in the first-time consolidation of these Chiron activities. Vaccines for pediatric use and for travelers to endemic disease regions as well as products for use in blood testing are the primary product groups. Other revenues, representing mainly royalty income, were USD 61 million.

Sandoz net sales advance 74% (+74% lc) to USD 1.5 billion

Eastern Europe, Switzerland, Germany, Spain and Italy performed well. Hexal and Eon Labs added 72 percentage points to overall net sales growth in local currencies. Responding to new healthcare regulations in Germany, Sandoz proactively adapted to compulsory price reductions and related changes during the quarter by lowering net selling prices in Germany by about 10%. The reductions, assuming no short-term volume gains in 2006, are expected to reduce the division’s 2006 net sales by approximately USD 50 million.

Consumer Health net sales climb 4% (+4% lc) to USD 1.9 billion

Double-digit sales expansions in OTC, Animal Health and Gerber drove the increase, mainly from increasing focus on strategic brands for OTC and Animal Health and new product introductions for Gerber in the US. The CIBA Vision lens-care manufacturing facility is running at capacity, with all lines back in production and shipments resuming.

Operating income

First half

	H1 2006		H1 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	3 303	30.7	2 975	30.0	11
Vaccines & Diagnostics	-38
Sandoz	445	15.4	189	11.6	135
Consumer Health	770	20.7	575	16.0	34
Corporate income & expense, net	-218		-210
Total	4 262	24.4	3 529	23.3	21

•      Group operating income advanced at a strong rate in the first half, supported by excellent underlying performances in Pharmaceuticals, Sandoz and Consumer Health. A one-time gain of USD 129 million in the first quarter from the Nutrition & Santé divestment also supported Consumer Health. Vaccines & Diagnostics and Pharmaceuticals were negatively impacted by one-time Chiron acquisition costs.

•                  Pharmaceuticals operating income expanded strongly in the first half as the strong underlying business expansion and benefits from productivity initiatives were impacted by one-time costs related to the acquisition of Chiron’s pharmaceutical activities. Marketing & Sales expenses rose at a slower rate than net sales mainly on the phasing of investments for new product launches, which were higher in the first half of 2005 and are expected to increase in the second half of 2006. Research & Development investments as a percentage of net sales fell slightly based on high investments in the year-ago period for late-stage clinical trials. Excluding Chiron acquisition-related charges, operating income grew 16%.

•                  Vaccines & Diagnostics had an operating loss of USD 38 million driven by one-time restructuring and related integration costs of USD 19 million, USD 23 million impact from increasing acquisition-related inventory to selling prices less distribution margin and the acquisition-related amortization of intangible assets of USD 25 million.

•                  Sandoz operating income was sharply higher thanks to strong expansion of the retail generics and anti-infectives businesses, operational improvements and the Hexal and Eon Labs contributions.

•      Consumer Health operating income rose mainly on the performance of strategic brands in OTC and Animal Health as well as USD 129 million from the divestiture gain of Nutrition & Santé in February 2006. Excluding this divestiture, operating income still grew faster than sales, up 11% over the year-ago period.

Second quarter

	Q2 2006		Q2 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 677	29.4	1 611	31.4	4
Vaccines & Diagnostics	-38
Sandoz	207	14.3	79	9.5	162
Consumer Health	312	16.4	289	15.7	8
Corporate income & expense, net	-98		-130
Total	2 060	22.4	1 849	23.7	11

Group operating income advances 11% to USD 2.1 billion

Operating income grew at a slower pace than net sales, reflecting the one-time costs and amortization of intangible assets related to the Chiron acquisition. Excluding these charges of USD 209 million, which affected the Pharmaceuticals and the newly created Vaccines & Diagnostics division, operating income would have risen 23%.

Pharmaceuticals operating income up 4% to USD 1.7 billion

The strong underlying performance in the second quarter reflected productivity gains in all areas and the phasing of expenses. Before charges of USD 142 million relating to the integration of Chiron’s pharmaceutical activities, operating income grew 13%. Marketing & Sales expenses rose only 5% ahead of the planned investments to support the launch of Galvus (type 2 diabetes), Rasilez and Exforge (hypertension), Xolair (asthma) and Lucentis (eye disease) – in the second half of 2006 and 2007. R&D expenses rose 9%, also slower than sales, following the completion in 2005 of several Phase III trials and ahead of anticipated investments during the second half of 2006, including for FTY720 (multiple sclerosis) and QAB149 (asthma and COPD). Costs of Goods Sold (COGS) rose 19% but only 14% before Chiron-related acquisition costs. General & Administrative expenses as a percentage of net sales were flat on continued productivity improvements.

Vaccines & Diagnostics operating loss of USD 38 million

Vaccines & Diagnostics had a net operating loss of USD 38 million in the second quarter, reflecting the impact of one-time acquisition and related integration costs of USD 67 million for the period from April 20 to June 30.

Sandoz operating income rises dynamically to USD 207 million

Thanks to the strong underlying retail generics and anti-infectives businesses as well as synergies from Hexal and Eon Labs acquisitions, operating income was sharply higher in the second quarter. Cost of Goods Sold (COGS) improved on a better product mix and operating efficiency improvements, offsetting acquisition-related amortization charges and the impairment of intangible assets related to recent acquisitions. Advances were also seen in reducing General & Administrative costs.

Consumer Health operating income up 8% to USD 312 million

Strong performances from OTC and Animal Health were the leading contributors. Tighter management of functional costs offset mainly higher Cost of Goods Sold (COGS) tied to increased commodity and energy prices.

First half Group net income rises 17% to USD 3.7 billion

In the first half of 2006, Group net income expanded faster than net sales as the net income margin rose to 21.0% of net sales compared to 20.6% in the year-ago period. The 21% improvement in Group operating income more than offset reductions in financial income and associated companies due to the Chiron acquisition. Excluding the Chiron acquisition-related impact of USD 183 million, net income in the first half of 2006 rose 23%.

Vaccines & Diagnostics creates a new strategic growth platform

Novartis completed the acquisition of Chiron on April 20, creating a new strategic growth platform in human vaccines and molecular diagnostics. These fast-growing areas offer dynamic growth potential and complement existing activities in innovative medicines, generic drugs and over-the-counter (OTC) treatments. Annual cost synergies totaling USD 200 million are anticipated within three years after closing, with 50% expected to be achieved in the first 18 months.

Before the acquisition, the 44% interest in Chiron held by Novartis was accounted for in the Novartis consolidated income statement under “Income from Associated Companies.” The post-acquisition results to June 30 have been consolidated for the first time.

The human vaccines and molecular diagnostics activities of Chiron form a new division called Vaccines & Diagnostics. Chiron’s pharmaceutical activities have been integrated into the Pharmaceuticals division.

For the full year, Novartis expects the consolidation of Chiron (based on preliminary estimates) to have a net negative effect on operating income of between USD 350 million and USD 400 million. This estimate reflects the operating income contribution from Chiron in both the newly created Vaccines & Diagnostics division as well as Pharmaceuticals offset by a number of acquisition-related charges, which include integration, restructuring, inventory step-up costs and amortization of intangibles. The negative impact on Group net income is expected to be between USD 400 million and USD 450 million, reflecting in addition one-time charges in associated income and lower net financial income based on reduced net liquidity. Sales of approximately USD 800 million are expected for the new Vaccines & Diagnostics division in 2006 as well as a contribution of USD 200 million from Chiron’s former activities that have been integrated into the Pharmaceuticals division.

Group outlook

(Barring any unforeseen events)

Delivering dynamic growth from its medicine-based portfolio, Novartis is preparing to launch a series of new products that address urgent medical needs and have significant sales potential. The addition of a fourth division – Vaccines & Diagnostics – following the Chiron acquisition provides a new strategic growth platform. For the full year, double-digit net sales growth in local currencies is expected for the Group, while Pharmaceuticals net sales are seen growing in local currencies at a high-single-digit rate. Record levels of operating and net income are expected in 2006.

Pharmaceutical business and key product highlights

Note: All growth figures refer to worldwide sales growth in local currencies for the first six months of 2006, unless otherwise specified.

Diovan (USD 2.0 billion, +16% lc) maintained a 30% global share for the angiotensin-receptor blocker (ARB) class of anti-hypertension agents thanks to new indications, new higher-strength dosages and excellent efficacy data. In the US, Diovan reached in May a 38% share of the ARB market segment and had the strongest growth rate in new prescriptions in this class (Source: IMS). Disease awareness programs and a strong US Medicare formulary position have underpinned growth, with second quarter net sales growth expanding at a faster pace than in the first quarter. The popularity of Co-Diovan (combination with a diuretic) has driven the double-digit growth performance in Europe. New data presented in May showed Diovan was the first blood pressure medicine in a large-scale trial to lower high sensitivity C-reactive-protein (hsCrp), a marker of inflammation.

Gleevec/Glivec (USD 1.2 billion, +19% lc), for patients with all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and for certain forms of gastro-intestinal stromal tumors (GIST), maintained robust growth. New data at the American Society of Clinical Oncology (ASCO) showed nearly 90% of patients treated with Gleevec/Glivec for five years for CML were still alive and the yearly risk of progression to advanced disease declined the longer patients took the medicine. Growth has been driven by ongoing penetration of the CML and GIST markets, an increase in the average daily dose and the increasing number of patients thanks to improved survival.

Lotrel (USD 643 million, +26% only in US), the No. 1 fixed-dose combination treatment for hypertension in the US since 2002, was supported by increasing use of multiple therapies to treat hypertension and the impact of US disease awareness campaigns. Two new dosing strengths were launched in June combining the calcium channel blocker amlodipine with the highest-available dose of the angiotensin-converting enzyme (ACE inhibitor) benazepril.

Zometa (USD 627 million, +4% lc), an intravenous bisphosphonate for patients with bone metastases, has experienced moderating growth on overall slowing of the bisphosphonates segment. Zometa continued to sustain strong leadership in this segment despite competition in Europe. In April, Zometa received approval in Japan for treatment of bone metastases. Enrollment has been completed in the AZURE trial, the first large-scale study to evaluate if Zometa improves disease-free survival in women with high-risk early breast cancer.

Lamisil (USD 483 million, –13% lc), an oral treatment for fungal nail infections, had lower worldwide sales following generic entries in several European markets in late 2005, but sales in the US were up strongly 14%.

Neoral/Sandimmun (USD 449 million, –1% lc), for use in organ transplantation, nearly maintained sales worldwide despite ongoing generic competition in the US that were offset by resilient sales in the rest of the world, which account for 86% of net sales. Neoral was approved in June for a new indication in Japan for the treatment of patients with Myasthenia Gravis, an autoimmune disorder.

Sandostatin (USD 439 million, –2% lc), for patients with acromegaly as well as treatment of patients with certain tumors, reported 12% worldwide net sales growth for the long-acting LAR version that accounts for approximately 70% of total brand sales, offsetting the impact of generic competition in the US for the subcutaneous formulation.

Femara (USD 326 million, +30% lc) delivered robust growth based on expansion of use in both the treatment of women with hormone-related breast cancer immediately after surgery (adjuvant) in the US as well as after completing tamoxifen therapy (extended adjuvant) worldwide. In the US, market share of Femara in new patients has grown by two percentage points since January 2006, primarily on greater use in adjuvant patients. Femara is now approved in more than 40 countries worldwide for adjuvant treatment, including 10 European countries following initial European Union approval in the first quarter. Femara, which also received approval in Japan during the first quarter, is the first aromatase inhibitor to demonstrate greater benefit in women at increased risk of breast cancer recurrence. A new global 4,000 patient head-to-head trial comparing Femara to anastrozole called FACE (Femara vs. Anastrozole Clinical Evaluation) was also launched during the first quarter.

Zelnorm/Zelmac (USD 263 million, +44% lc), for irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation, maintained strong growth as use in the US reached an all-time high of 270,000 total prescriptions in May 2006, a 28% increase over May 2005. Increasing awareness about the disease has driven growth for Zelnorm, which is approved in over 55 countries for IBS-C and in more than 20 countries for chronic constipation.

Visudyne (USD 202 million, –18% lc), for the eye condition “wet” AMD (age-related macular degeneration), was impacted by off-label competition but performed well outside the US, particularly in Turkey, Japan and the UK.

Exjade (USD 50 million), the first and only once-daily oral iron chelator for chronic iron overload, has now been approved in 26 countries worldwide after receiving accelerated US regulatory approval in November 2005. On June 29, the Committee for Medicinal Products (CHMP) issued a positive opinion recommending that the European Commission (EC) grant approval. Local country approvals typically occur within approximately three months of this decision. Exjade has been used primarily to help patients with the blood disorders sickle cell anemia, myelodysplastic syndrome (MDS) and thalassemia.

Xolair (USD 41 million) has performed well since this novel therapy for severe allergic asthma was launched in Germany, the UK, Sweden, Spain and Greece following EU approval in October 2005. Launches are planned for France, Italy and Poland as well as Mexico and Brazil by the end of 2006. Xolair is considered one of the most significant therapeutic advances in the last 15 years for patients with asthma. Submission for Japanese approval was completed in June. In the US, Xolair is co-promoted by Novartis and Genentech, which distributes Xolair in the US and shares a portion of its operating income with Novartis and Tanox. Genentech reported first half sales of USD 200 million for the product in the US. This resulted for Novartis in a corresponding contribution to Other Revenues of USD 74 million.

Novartis pipeline and regulatory update

Novartis has a number of important compounds that address significant medical needs awaiting regulatory approval, while other priority projects are making progress. European submissions for Galvus (type 2 diabetes) and Rasilez (hypertension) are set to be completed by the end of 2006 following submissions in the US earlier in 2006. In addition, a series of in-licensing agreements as well as a targeted acquisition have been announced that complement internal discovery efforts in the prevention and treatment of infectious diseases.

Among the recent Pharmaceuticals division developments:

•                  Galvus(1) (vildagliptin), under development as a new once-daily oral treatment option for type 2 diabetes, was highlighted at the recent American Diabetes Association annual meeting through new Phase III data demonstrating impressive efficacy, especially in patients with poor blood sugar control. Data underscored the good efficacy and tolerability previously reported from the Galvus program, both as a monotherapy and in use with other anti-diabetic agents. Galvus was accepted for US regulatory review in March 2006. Submission for European approval is scheduled before the end of 2006.

•                  Rasilez(1) (aliskiren), expected to be the first in a new class of oral anti-hypertensive agents called renin inhibitors developed in collaboration with Speedel AG, was shown in new Phase III data to provide superior reductions in systolic blood pressure over the ACE inhibitor ramipril in patients with diabetes and hypertension. This added to earlier data showing additive blood pressure reductions achieved by Rasilez when co-administered with an ACE inhibitor, diuretic or calcium channel blocker. Other data reaffirmed that Rasilez, developed as a monotherapy and in co-administration with other anti-hypertensive medicines, provided blood pressure reductions sustained over 24 hours. The US submission of Rasilez was completed in April 2006, while the European submission remains on track for the end of 2006.

•                  Exforge(1), a one-tablet combination of the calcium channel blocker amlodipine and the angiotensin receptor blocker valsartan, showed in the first Phase III data strong blood pressure reductions – up to 43 mmHg in the most severe patients – with excellent tolerability. The data also showed that the two complementary mechanisms of action helped more than 80% of patients studied to reach their recommended blood pressure goals. Exforge has been shown to be safe and well tolerated in a program involving 5,000 patients. Exforge may be the optimal way to use amlodipine due to a lower incidence of peripheral edema (fluid retention) and additional efficacy as well as potential end-organ protection compared to those taking amlodipine alone. US and EU submissions were completed earlier in 2006.

•                  Tasigna(1) (nilotinib, formerly AMN107) achieved several important data milestones in the second quarter with the publication of Phase I clinical data in the “New England Journal of Medicine” as well as the presentation of interim results from an ongoing Phase II registration study during the American Society of Clinical Oncology (ASCO) annual meeting. The interim Phase II results found that 46% of patients with chronic phase Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) resistant or intolerant to optimized Gleevec/Glivec therapy achieved a major cytogenic response with Tasigna after six months of treatment. Both Tasigna and Gleevec/Glivec inhibit Bcr-Abl, the definitive cause of Ph+ CML. Tasigna was specifically designed to be a more selective inhibitor of Bcr-Abl and its mutations. Novartis has launched ENACT (Expanding Nilotinib Access in Clinical Trials) to provide expanded global access to Tasigna. Novartis plans to submit Tasigna for US and EU approval in late 2006 compared to earlier estimates for 2007.

(1)              Brand name awaiting approval by regulatory authorities

•                  FTY720 (fingolimod), an oral once-daily treatment for relapsing forms of multiple sclerosis (MS), is currently in Phase III development. Discussions with the FDA have been concluded successfully and the first patients have been enrolled in the US into the placebo-controlled Phase III trial. A trial comparing FTY720 to interferon has also been initiated. These studies are designed to demonstrate the efficacy of FTY720 in reducing the frequencies of MS relapses and evaluate its efficacy in slowing the progression of disability. US and EU submissions are planned for 2009.

•                  Prexige(1) (lumiracoxib), for treatment of osteoarthritis and acute pain, is now available in 13 countries, including 10 countries in Latin America (including Brazil and Mexico) as well as Australia, New Zealand and the UK. New data presented at the European Congress of Rheumatology demonstrated the effectiveness of Prexige in relieving the acute pain of gout, while sub-analyses of the TARGET study reinforced its safety profile versus traditional non-steroidal medications. EU regulatory re-submission is ongoing and US submission is set for 2007.

•                  Cubicin (daptomycin), an antibiotic for complicated skin and soft tissue infections (cSSTI), was launched in the UK, Germany and the Netherlands after EU approval in January. Launches in other countries are planned for 2006 and 2007. Obtained through the Chiron acquisition, Cubicin is the first Novartis product for the hospital infections market. Cubist Pharmaceuticals has rights in North America, Japan, Israel, Korea and China.

•                  Novartis has made a recommended offer to acquire NeuTec Pharma plc (LSE: NTP), a UK biopharmaceutical company specializing in hospital anti-infectives. NeuTec has two novel compounds – the antifungal Mycograb(1) and the antibacterial Aurograb(1) – that are both in late-stage development.

•                  Albuferon(1), a late-stage interferon drug about to enter Phase III trials for patients with hepatitis C, was in-licensed from Human Genome Sciences in June 2006. Albuferon is expected to require less frequent injections and potentially provide a better safety/tolerability profile over pegylated interferons, the current standard of care. Over 170 million patients worldwide are infected with the hepatitis C virus.

Among the recent developments in other divisions:

•                  Omnitrope, for use in treatment of growth disorders in children and adults, received precedent-setting US approval in May as the first follow-on version of a previously approved recombinant biotechnology drug. The FDA’s decision in favor of Sandoz follows approval in April by the European Commission. Omnitrope is now available in Germany, with launches planned for additional countries in Europe later this year, and is also available in Australia, where it was launched in November 2005.

•                  Novartis Vaccines was awarded a grant of up to USD 220 million from the US government to support the development of a cell culture-derived influenza vaccine, both to supply seasonal influenza vaccines and to respond rapidly in the event of an influenza pandemic. The award was made as part of a larger initiative to expand the US influenza vaccine infrastructure. An investigational flu cell culture vaccine is expected to be submitted for approval in Europe later this year, while additional clinical studies are ongoing in both the US and Europe.

•                  IC51, a vaccine in Phase III trials for prevention of infections from the Japanese Encephalitis virus, was acquired from Intercell AG. Novartis gained the rights in the US, Europe and certain other markets. US submission is expected to start in 2006. Some 30,000 to 50,000 cases of this virus are estimated to occur annually in Asia.

(1)              Brand name awaiting approval by regulatory authorities

Corporate

Financial income, net

Net financial income in the second quarter was USD 4 million, down from USD 61 million in the year-ago period. For the first half of 2006, net financial income was USD 54 million compared to USD 106 million in the 2005 first half, reflecting sharply lower average net liquidity of USD 0.75 billion at June 30 compared to USD 6.15 billion in the previous year. The return on net liquidity was 14.4% in the first half, up from 3.5% a year ago as a result of successful currency management.

Income from associated companies

There was only a USD 1 million net contribution from associated companies in the second quarter compared with USD 28 million in the same period for 2005. The investment in Chiron, which was accounted for as an associated company until the April 20 acquisition, contributed a loss of USD 77 million compared to a loss of USD 16 million in the prior-year period. The loss reflected acquisition-related expenses of USD 53 million, primarily accelerated share-based compensation costs and litigation expenses recorded in the pre-acquisition period. The investment in Roche contributed income of USD 72 million. This represented an anticipated USD 102 million contribution from Roche’s net income for the 2006 second quarter, which was reduced by USD 30 million in charges related to amortization of intangible assets. In the first half, associated companies provided income of USD 105 million against USD 61 million in the year-ago period.

Balance sheet

The Group’s equity increased by USD 4.0 billion to USD 37.2 billion at June 30, 2006, compared with USD 33.2 billion at the end of 2005. This increase came from net income of USD 3.7 billion in the first half of 2006, an upward revaluation of USD 0.7 billion in the initial Chiron minority investment, additional actuarial gains from defined benefit plans of USD 0.3 billion, a translation gain of USD 1.0 billion and other net equity increases of USD 0.3 billion. This was partially offset by a dividend payment of USD 2.0 billion.

Net debt amounted to USD 2.1 billion at June 30, 2006, compared to net liquidity of USD 2.5 billion at the beginning of the year. This change of USD 4.6 billion was principally due to the Chiron acquisition. The debt/equity ratio remains at 0.25:1 at June 30, unchanged from December 31, 2005.

Total non-current assets increased by USD 9.8 billion in the first half of the year principally due to USD 8.8 billion of goodwill, intangible assets and property, plant & equipment arising from the Chiron acquisition.

Novartis did not repurchase any shares during the first half of the year through its share repurchase program via a second trading line on the SWX Swiss Exchange.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities increased by USD 0.6 billion in the 2006 first half to USD 3.9 billion, reflecting the business expansion and strict management of working capital by the divisions. Cash flow used for investing activities includes the net investment of USD 4.3 billion to acquire Chiron and proceeds of USD 0.2 billion from the Nutrition & Santé divestment. Free cash flow after dividends for the first half of 2006 was USD 0.8 billion, unchanged from the year-ago period as the increase in operating cash flow was offset by higher net purchases of intangible assets and higher net capital expenditures.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “potential”, “pipeline”, “confident”, “expectations”, “expected”, “planned”, “antici-pated”, “expects”, “outlook”, “preparing to launch”, “are seen growing”, “awaiting regulatory approval”, “set to be completed”, “scheduled”, “remains on track”, “plans” “is set for”, “late-stage”, “about to enter”, “potentially”, or similar expressions, or by express or implied discussions regarding potential future financial results or sales of new or existing products; potential new products, or potential new indications for existing products; or by other discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that the Group will achieve any particular financial results, or that any particular products will reach any particular sales levels. Neither can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; the risk that the businesses Novartis has acquired will not be integrated successfully; the risk that the cost savings and any other synergies from the transactions may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transactions may make it more difficult to maintain relationships with customers, employees or suppliers; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates
October 19, 2006	Third quarter 2006 results
November 28, 2006	R&D Update (London)

Contacts
Media:	Investors:
+41 61 324 2200 (Basel)	+41 61 324 7944 (Basel)
+1 212 830 2457 (New York)	+1 212 830 2433 (New York)

Consolidated income statements (unaudited)

First half

	H1 2006	H1 2005	Change
	USD m	USD m	USD m	%

Total net sales	17 483	15 140	2 343	15
Other revenues	257	144	113	78
Cost of Goods Sold	-4 897	-3 901	-996	26
Of which amortization and impairments of product and patent rights and trademarks	-319	-149	-170	114
Gross profit	12 843	11 383	1 460	13
Marketing & Sales	-5 054	-4 780	-274	6
Research & Development	-2 396	-2 183	-213	10
General & Administration	-906	-806	-100	12
Other income & expense	-225	-85	-140	165
Operating income	4 262	3 529	733	21
Income from associated companies	105	61	44	72
Financial income	187	253	-66	-26
Interest expense	-133	-147	14	-10
Income before taxes	4 421	3 696	725	20
Taxes	-752	-573	-179	31
Net income	3 669	3 123	546	17
Attributable to:
Equity holders of the parent	3 654	3 121	533	17
Minority interests	15	2	13
Average number of shares outstanding - Basic (million)	2 342.6	2 331.0	11.6
Basic earnings per share (USD) (1)	1.56	1.34	0.22	16
Average number of shares outstanding - Diluted (million)	2 358.3	2 338.8	19.5
Diluted earnings per share (USD)(1)	1.55	1.34	0.21	16

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

First half

	H1 2006	H1 2005	Change
	USD m	USD m	USD m

Net income	3 669	3 123	546
Fair value adjustments on financial instruments	-76	-78	2
Actuarial gains/ losses from defined benefit plans	296	-56	352
Additionally recognized amounts by associated companies	-9	74	-83
Revaluation of initial Chiron investment	663		663
Translation movements	1 040	-1 680	2 720
Recognized income and expense	5 583	1 383	4 200

Consolidated income statements (unaudited)

Second quarter

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD m	%

Total net sales	9 182	7 799	1 383	18
Other revenues	164	71	93	131
Cost of Goods Sold	-2 585	-1 975	-610	31
Of which amortization and impairments of product and patent rights and trademarks	-195	-75	-120	160
Gross profit	6 761	5 895	866	15
Marketing & Sales	-2 682	-2 461	-221	9
Research & Development	-1 262	-1 096	-166	15
General & Administration	-487	-405	-82	20
Other income & expense	-270	-84	-186	221
Operating income	2 060	1 849	211	11
Income from associated companies	1	28	-27	-96
Financial income	79	137	-58	-42
Interest expense	-75	-76	1	-1
Income before taxes	2 065	1 938	127	7
Taxes	-352	-292	-60	21
Net income	1 713	1 646	67	4
Attributable to:
Equity holders of the parent	1 707	1 640	67	4
Minority interests	6	6
Average number of shares outstanding - Basic (million)	2 346.1	2 329.6	16.5
Basic earnings per share (USD) (1)	0.73	0.70	0.03	4
Average number of shares outstanding - Diluted (million)	2 361.6	2 337.6	24.0
Diluted earnings per share (USD)(1)	0.72	0.70	0.02	3

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Second quarter

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD m

Net income	1 713	1 646	67
Fair value adjustments on financial instruments	-98	-17	-81
Actuarial gains/ losses from defined benefit plans	21	9	12
Additionally recognized amounts by associated companies	58		58
Revaluation of initial Chiron investment	663		663
Translation movements	867	-944	1 811
Recognized income and expense	3 224	694	2 530

Condensed consolidated balance sheets

	June 30, 2006 (unaudited)	Dec 31, 2005	Change	June 30, 2005 (unaudited)
	USD m	USD m	USD m	USD m

Assets

Total non-current assets	46 134	36 289	9 845	32 929
Current assets
Inventories	4 690	3 725	965	3 968
Trade accounts receivable	5 885	5 343	542	5 091
Other current assets	1 910	1 442	468	1 615
Cash, short-term deposits and marketable securities	7 310	10 933	-3 623	9 440
Total current assets	19 795	21 443	-1 648	20 114
Total assets	65 929	57 732	8 197	53 043
Equity and liabilities

Total equity	37 164	33 164	4 000	30 403
Non-current liabilities
Financial debts	1 617	1 319	298	2 493
Other non-current liabilities	10 391	7 921	2 470	7 608
Total non-current liabilities	12 008	9 240	2 768	10 101
Current liabilities
Trade accounts payable	2 196	1 961	235	1 965
Financial debts and derivatives	7 809	7 135	674	5 201
Other current liabilities	6 752	6 232	520	5 373
Total current liabilities	16 757	15 328	1 429	12 539
Total liabilities	28 765	24 568	4 197	22 640
Total equity and liabilities	65 929	57 732	8 197	53 043

Condensed consolidated changes in equity (unaudited)

First half

	H1 2006	H1 2005	Change
	USD m	USD m	USD m

Consolidated equity at January 1	33 164	31 315	1 849
Recognized income and expense	5 583	1 383	4 200
Sale (+)/purchase (-) of treasury shares, net	221	-376	597
Share-based compensation	244	203	41
Dividends	-2 049	-2 107	58
Changes in minorities	1	-15	16
Consolidated equity at June 30	37 164	30 403	6 761

Second quarter

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD m

Consolidated equity at April 1	33 754	29 472	4 282
Recognized income and expense	3 224	694	2 530
Sale of treasury shares, net	49	151	-102
Share-based compensation	130	92	38
Changes in minorities	7	-6	13
Consolidated equity at June 30	37 164	30 403	6 761

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2006	H1 2005	Change
	USD m	USD m	USD m

Net income	3 669	3 123	546
Reversal of non-cash items
Taxes	752	573	179
Depreciation, amortization and impairments	883	579	304
Net financial income	-43	-106	63
Other	-91	-138	47
Net income adjusted for non-cash items	5 170	4 031	1 139
Interest and other financial receipts	301	325	-24
Interest and other financial payments	-85	-84	-1
Taxes paid	-1 072	-676	-396
Cash flow before working capital and provision changes	4 314	3 596	718
Restructuring payments and other cash payments out of provisions	-126	-192	66
Change in net current assets and other operating cash flow items	-285	-122	-163
Cash flow from operating activities	3 903	3 282	621
Investments in property, plant & equipment	-657	-485	-172
Acquisitions/divestments of subsidiaries	-4 086	-5 297	1 211
Decrease/increase in marketable securities, intangible and financial assets	-518	2 937	-3 455
Cash flow used for investing activities	-5 261	-2 845	-2 416
Cash flow used for financing activities	-2 570	-1 470	-1 100
Translation effect on cash and cash equivalents	57	-111	168
Change in cash and cash equivalents	-3 871	-1 144	-2 727
Cash and cash equivalents at January 1	6 321	6 083	238
Cash and cash equivalents at June 30	2 450	4 939	-2 489

Condensed consolidated cash flow statements (unaudited)

Second quarter

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD m

Net income	1 713	1 646	67
Reversal of non-cash items
Taxes	352	292	60
Depreciation, amortization and impairments	446	294	152
Net financial income	3	-61	64
Other	96	-40	136
Net income adjusted for non-cash items	2 610	2 131	479
Interest and other financial receipts	81	107	-26
Interest and other financial payments	-41	-43	2
Taxes paid	-800	-347	-453
Cash flow before working capital and provision changes	1 850	1 848	2
Restructuring payments and other cash payments out of provisions	-68	-92	24
Change in net current assets and other operating cash flow items	-23	249	-272
Cash flow from operating activities	1 759	2 005	-246
Investments in property, plant & equipment	-353	-263	-90
Acquisitions/divestments of subsidiaries	-4 318	-5 307	989
Decrease/increase in marketable securities, intangible and financial assets	-349	322	-671
Cash flow used for investing activities	-5 020	-5 248	228
Cash flow used for financing activities	-823	966	-1 789
Translation effect on cash and cash equivalents	60	-73	133
Change in cash and cash equivalents	-4 024	-2 350	-1 674
Cash and cash equivalents at April 1	6 474	7 289	-815
Cash and cash equivalents at June 30	2 450	4 939	-2 489

Net sales by Division (unaudited)

First half

	H1 2006	H1 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	10 751	9 921	8	10
Vaccines & Diagnostics	127
Sandoz	2 881	1 635	76	81
Consumer Health	3 724	3 584	4	6
Total	17 483	15 140	15	17

Second quarter

	Q2 2006	Q2 2005	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 699	5 132	11	11
Vaccines & Diagnostics	127
Sandoz	1 450	832	74	74
Consumer Health	1 906	1 835	4	4
Total	9 182	7 799	18	18

Operating income by Division (unaudited)

First half

	H1 2006		H1 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	3 303	30.7	2 975	30.0	11
Vaccines & Diagnostics	-38
Sandoz	445	15.4	189	11.6	135
Consumer Health	770	20.7	575	16.0	34
Corporate income & expense, net	-218		-210
Total	4 262	24.4	3 529	23.3	21

Second quarter

	Q2 2006		Q2 2005		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 677	29.4	1 611	31.4	4
Vaccines & Diagnostics	-38
Sandoz	207	14.3	79	9.5	162
Consumer Health	312	16.4	289	15.7	8
Corporate income & expense, net	-98		-130
Total	2 060	22.4	1 849	23.7	11

Consolidated income statements – Divisional segmentation (unaudited)

First half

	Pharmaceuticals Division		Vaccines & Diagnostics Division		Sandoz Division		Consumer Health Division		Corporate		Total

	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	10 751	9 921	127		2 881	1 635	3 724	3 584			17 483	15 140
Sales to other Divisions	79	60			75	88	23	15	-177	-163
Sales of Divisions	10 830	9 981	127		2 956	1 723	3 747	3 599	-177	-163	17 483	15 140
Other revenues	164	117	61		11	6	21	21			257	144
Cost of Goods Sold	-1 835	-1 607	-118		-1 612	-1 002	-1 530	-1 438	198	146	-4 897	-3 901
Of which amortization and impairments of product and patent rights and trademarks	-91	-85	-25		-157	-35	-46	-29			-319	-149
Gross profit	9 159	8 491	70		1 355	727	2 238	2 182	21	-17	12 843	11 383
Marketing & Sales	-3 297	-3 259	-27		-493	-277	-1 237	-1 244			-5 054	-4 780
Research & Development	-1 925	-1 822	-37		-222	-143	-134	-142	-78	-76	-2 396	-2 183
General & Administration	-321	-314	-19		-136	-102	-232	-208	-198	-182	-906	-806
Other income & expense	-313	-121	-25		-59	-16	135	-13	37	65	-225	-85
Of which amortization and impairments of capitalized intangibles included in function costs	-15	-4			-20	-1	-18	-20	-4	-12	-57	-37
Operating income	3 303	2 975	-38		445	189	770	575	-218	-210	4 262	3 529
Income from associated companies											105	61
Financial income											187	253
Interest expense											-133	-147
Income before taxes											4 421	3 696
Taxes											-752	-573
Net income											3 669	3 123

Additions to:
- Property, plant and equipment(1)	399	239	27		113	101	85	138	39	14	663	492
- Goodwill and other intangibles(1)	271	105			11	8	136	36			418	149

(1) Excluding impact of business acquisitions

Consolidated income statements – Divisional segmentation (unaudited)

Second quarter

	Pharmaceuticals Division		Vaccines & Diagnostics Division		Sandoz Division		Consumer Health Division		Corporate		Total

	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	5 699	5 132	127		1 450	832	1 906	1 835			9 182	7 799
Sales to other Divisions	41	29			37	35	18	8	-96	-72
Sales of Divisions	5 740	5 161	127		1 487	867	1 924	1 843	-96	-72	9 182	7 799
Other revenues	87	58	61		7	3	9	10			164	71
Cost of Goods Sold	-939	-787	-118		-830	-495	-797	-750	99	57	-2 585	-1 975
Of which amortization and impairments of product and patent rights and trademarks	-51	-42	-25		-97	-17	-22	-16			-195	-75
Gross profit	4 888	4 432	70		664	375	1 136	1 103	3	-15	6 761	5 895
Marketing & Sales	-1 764	-1 682	-27		-256	-143	-635	-636			-2 682	-2 461
Research & Development	-999	-917	-37		-117	-67	-68	-73	-41	-39	-1 262	-1 096
General & Administration	-176	-160	-19		-68	-47	-120	-105	-104	-93	-487	-405
Other income & expense	-272	-62	-25		-16	-39	-1		44	17	-270	-84
Of which amortization and impairments of capitalized intangibles included in function costs	-8	-3			-12		-10	-7	-2	-4	-32	-14
Operating income	1 677	1 611	-38		207	79	312	289	-98	-130	2 060	1 849
Income from associated companies											1	28
Financial income											79	137
Interest expense											-75	-76
Income before taxes											2 065	1 938
Taxes											-352	-292
Net income											1 713	1 646

Additions to:
- Property, plant and equipment	251	135	27		26	47	39	77	11	11	354	270
- Goodwill and other intangibles	197	71			8	6	117	16			322	93

(1) Excluding impact of business acquisitions

Notes to the interim financial report for the six months ended
June 30, 2006 (unaudited)

1. Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2005 Annual Report, which was published on January 19, 2006.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2006 and 2005:

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amounts paid for the shares, related employee options and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines & Diagnostics consisting of two businesses: human vaccines named Novartis Vaccines and a diagnostics business named Chiron. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. The acquisition of the remaining 56% of this company has resulted in the requirement to revalue the initial 44% interest. The amount of this revaluation can only be finally determined once an external valuation has been finalized later in 2006 to determine the value of the separable tangible and intangible net assets that have been acquired. A provisional revaluation of the initial 44% interest at June 30, 2006, increased consolidated equity by approximately USD 0.7 billion.

Pharmaceuticals

As part of the Chiron transaction, which was completed on April 20 and discussed above, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Novartis Institutes for BioMedical Research (NIBR). For the period following the acquisition up to June 30, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the division’s results. These results, along with the balance sheet that has been consolidated, are provisional pending finalization of the purchase price allocation later in 2006. Provisional goodwill on this transaction at June 30, 2006, amounted to USD 1.4 billion.

On June 7, Novartis announced its intention to acquire the UK biopharmaceutical company NeuTec Pharma plc, a UK biopharmaceutical company specializing in hospital anti-infectives. The NeuTec Board of Directors unanimously recommended the cash offer by Novartis to acquire NeuTec for GBP 10.50 per share, valuing the company’s entire issued share capital at approximately GBP 305 million (USD 569 million). As of July 13, a total of 75.4% of the outstanding shares have been tendered or committed to Novartis. This acquisition has been declared wholly unconditional and is expected to close in the third quarter of 2006.

Vaccines & Diagnostics

For the period following the Chiron acquisition up to June 30, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the division’s results. These results, along with the balance sheet that has been consolidated, are provisional pending finalization of the purchase price allocation later in 2006. Provisional goodwill on this transaction at June 30, 2006, amounted to USD 1.5 billion.

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for approximately USD 211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of USD 129 million.

2005

Sandoz

On June 6, Novartis completed the 100% acquisition of Hexal AG for USD 5.3 billion in cash, with the results and cash flows consolidated from that date. Goodwill on this transaction at June 30, 2006, amounted to USD 3.7 billion.

On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of USD 2.6 billion, with the results and cash flows consolidated from that date. Provisional goodwill on this transaction at June 30, 2006, amounted to USD 1.8 billion.

Consumer Health

On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for USD 660 million in cash. The closing date for the North American product portfolio was August 31, 2005, with the results and cash flows consolidated from that date. Provisional goodwill on this transaction at June 30, 2006, amounted to USD 49 million.

3. Principal currency translation rates

First half

	Average rates H1 2006	Average rates H1 2005	Period-end rates June 30, 2006	Period-end rates June 30, 2005

	USD	USD	USD	USD

1 CHF	0.787	0.831	0.811	0.781
1 EUR	1.229	1.286	1.270	1.209
1 GBP	1.789	1.873	1.833	1.809
100 JPY	0.865	0.943	0.872	0.908

Second quarter

	Average rates Q2 2006	Average rates Q2 2005	Period-end rates June 30, 2006	Period-end rates June 30, 2005

	USD	USD	USD	USD

1 CHF	0.803	0.816	0.811	0.781
1 EUR	1.256	1.260	1.270	1.209
1 GBP	1.825	1.855	1.833	1.809
100 JPY	0.874	0.929	0.872	0.908

4. Condensed consolidated change in liquidity

First half

	H1 2006	H1 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	-3 871	-1 144	-2 727
Change in marketable securities, financial debt and financial derivatives	-724	-4 147	3 423
Change in net liquidity	-4 595	-5 291	696
Net liquidity at January 1	2 479	7 037	-4 558
Net liquidity at June 30	-2 116	1 746	-3 862

Second quarter

	Q2 2006	Q2 2005	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	-4 024	-2 350	-1 674
Change in marketable securities, financial debt and financial derivatives	-1 115	-2 139	1 024
Change in net liquidity	-5 139	-4 489	-650
Net liquidity at April 1	3 023	6 235	-3 212
Net liquidity at June 30	-2 116	1 746	-3 862

5. Legal proceedings update

A number of our affiliates are the subject of various legal proceedings that arise from time to time in the ordinary course of business. We do not believe that any of them will have a material adverse effect on our financial position. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have valid defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

The following non-exhaustive list reflects recent developments in the area of legal proceedings:

•                  Chiron/Proposed Acquisition: On May 16, 2006, the court granted preliminary approval of a proposed settlement of all claims in the previously reported shareholder actions challenging the acquisition of Chiron by Novartis. Class members were notified of the proposed settlement, which will be the subject of a hearing to be held on July 25, 2006.

•                  HRT Litigation: As of July 11, 2006, a total of 173 cases have been brought against Novartis affiliates by approximately 1,405 plaintiffs who claim to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in a number of these cases. Our affiliates are vigorously defending themselves in these actions.

•                  Zometa/Aredia Litigation: As of July 11, 2006, a total of 106 cases have been brought against a Novartis affiliate by approximately 144 plaintiffs who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia. Three of these cases purport to be class actions. The cases filed in federal court were transferred for pre-trial proceedings to the United States District Court for the Middle District of Tennessee by the Joint Panel on Multi-District Litigation. Discovery has commenced in some actions. Our affiliate is vigorously defending itself in these actions.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) (unaudited)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. For further comments regarding the nature of these adjustments, please consult note 34 in the Novartis 2005 Annual Report.

	H1 2006		H1 2005
	USD m		USD m

Net income under IFRS	3 669		3 123
US GAAP adjustments:
Available-for-sale securities	-88		240
Inventory impairment reversal	46		22
Intangible assets	-438	(1)	-1 061
Property, plant and equipment	30		21
Pensions and other post-employment benefits	-85		-67
Deferred taxes	-201		138
Share-based compensation	-2		-41
Currency translation	-3
Minority interests	-15		-3
Other	-11		33
Total US GAAP adjustments	-767		-718
Net income under US GAAP	2 902		2 405

Basic earnings per share under US GAAP (USD)	1.24		1.03
Diluted earnings per share under US GAAP (USD)	1.23		1.03

(1)              As part of the finalization of the Hexal AG purchase price allocation, a total of USD 186 million of in-process Research & Development that was written off in 2005 has been reversed into income under US GAAP in 2006.

	June 30, 2006	June 30, 2005
	USD m	USD m

Equity under IFRS	37 164	30 403
US GAAP adjustments:
Available-for-sale securities	-23	-95
Inventory impairment reversal	-78	-21
Associated companies	-303	-13
Intangible assets	2 662	4 772
Property, plant and equipment	-398	-474
Pensions and other post-employment benefits	2 606	3 011
Deferred taxes	-965	-1 642
Share-based compensation	-94
Minority interests	-189	-123
Other	22	48
Total US GAAP adjustments	3 240	5 463
Equity under US GAAP	40 404	35 866

Supplementary information (unaudited)

Free cash flow

First half

	H1 2006	H1 2005	Change
	USD m	USD m	USD m

Cash flow from operating activities	3 903	3 282	621
Purchase of property, plant & equipment	-657	-485	-172
Purchase of intangible and financial assets	-830	-518	-312
Sale of property, plant & equipment; intangible and financial assets	429	636	-207
Dividends	-2 049	-2 107	58
Free cash flow	796	808	-12

Second quarter

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD m

Cash flow from operating activities	1 759	2 005	-246
Purchase of property, plant & equipment	-353	-263	-90
Purchase of intangible and financial assets	-441	-253	-188
Sale of property, plant & equipment; intangible and financial assets	102	268	-166
Dividends	-644	-680	36
Free cash flow	423	1 077	-654

Share information

	June 30, 2006	June 30, 2005

Number of shares outstanding (million)	2 346.9	2 332.3
Registered share price (CHF)	66.20	61.05
ADS price (USD)	53.92	47.44
Market capitalization (USD billion)	125.9	111.1
Market capitalization (CHF billion)	155.4	142.4

Impact of intangible asset charges and significant exceptional items (unaudited)

First half

	Pharmaceuticals Division		Vaccines & Diagnostics Division		Sandoz Division		Consumer Health Division		Corporate		Total

	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005	H1 2006	H1 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	3 303	2 975	-38		445	189	770	575	-218	-210	4 262	3 529
Recurring amortization	99	89	25		138	36	63	49	4	7	329	181
Impairments	7				39		1			5	47	5
Intangible asset charges	106	89	25		177	36	64	49	4	12	376	186
Impairment charges on property, plant & equipment	-2	12			7						5	12
Impact of increasing acquisition-related inventory to selling price less distribution margin	44		23				3				70
Restructuring and acquisition related integration expenses	89		19		17	30					125	30
Exceptional restructuring and other acquisition-related integration expenses	131	12	42		24	30	3				200	42
Exceptional gains from divesting subsidiaries and major products	-87	-231					-129	-8			-216	-239
Operating income excluding the above items	3 453	2 845	29		646	255	708	616	-214	-198	4 622	3 518

Reported income from associated companies											105	61
Exceptional Chiron-related acquisition expenses											53
Income from associated companies excluding above items											158	61

Impact of intangible asset charges and significant exceptional items (unaudited)

Second quarter

	Pharmaceuticals Division		Vaccines & Diagnostics Division		Sandoz Division		Consumer Health Division		Corporate		Total

	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 677	1 611	-38		207	79	312	289	-98	-130	2 060	1 849
Recurring amortization	56	45	25		70	17	32	23	2	4	185	89
Impairments	3				39						42
Intangible asset charges	59	45	25		109	17	32	23	2	4	227	89
Impairment charges on property, plant & equipment	-1	6									-1	6
Impact of increasing acquisition-related inventory to selling price less distribution margin	44		23				3				70
Restructuring and acquisition related integration expenses	89		19		1	30					109	30
Exceptional restructuring and other acquisition-related integration expenses	132	6	42		1	30	3				178	36
Exceptional gains from divesting subsidiaries and major products		-96										-96
Operating income excluding the above items	1 868	1 566	29		317	126	347	312	-96	-126	2 465	1 878

Reported income from associated companies											1	28
Exceptional Chiron-related acquisition expenses											53
Income from associated companies excluding above items											54	28

Supplementary tables: First Half 2006 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	860	17	1 123	14	1 983	13	16
Gleevec/Glivec	Chronic myeloid leukemia	289	23	910	17	1 199	16	19
Lotrel	Hypertension	643	26			643	26	26
Zometa	Cancer complications	351	2	276	8	627	3	4
Lamisil (group)	Fungal infections	291	14	192	-35	483	-14	-13
Neoral/Sandimmun	Transplantation	63	-16	386	1	449	-4	-1
Sandostatin (group)	Acromegaly	173	-10	266	5	439	-3	-2
Lescol	Cholesterol reduction	120	3	236	-5	356	-6	-3
Trileptal	Epilepsy	268	23	84	12	352	20	20
Voltaren (group)	Inflammation/pain	6	100	331	-1	337	-3
Top ten products total		3 064	14	3 804	6	6 868	7	9
Femara	Breast cancer	156	33	170	27	326	28	30
Zelnorm/Zelmac	Irritable bowel syndrome	229	49	34	17	263	45	44
Exelon	Alzheimer’s disease	84	-1	160	14	244	7	8
Visudyne	Macular degeneration	49	-51	153	4	202	-20	-18
Tegretol (incl. CR/XR)	Epilepsy	59	13	133	-8	192	-3	-2
Miacalcic	Osteoporosis	105	-9	74	7	179	-4	-3
Foradil	Asthma	7	-13	157	-3	164	-6	-3
Comtan/Stalevo Group	Parkinson’s disease	73	20	85	27	158	22	24
Ritalin (group)	Attention deficit/hyperactive disorder	122	42	33	9	155	32	33
Famvir	Viral infections	76	10	52	3	128	7	7
Top 20 products total		4 024	14	4 855	6	8 879	8	9
Rest of portfolio		486	32	1 386	4	1 872	8	10
Total Division net sales(1)		4 510	18	6 241	6	10 751	8	10

(1)              Excluding the 2005 prior-years’ US sales rebate accounting adjustment, US total net sales were up 16%.

Supplementary tables: Second Quarter 2006 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total	% change

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	448	20	596	13	1 044	14	16
Gleevec/Glivec	Chronic myeloid leukemia	157	33	483	16	640	19	20
Lotrel	Hypertension	348	25			348	25	25
Zometa	Cancer complications	166	-7	142	6	308	-1	-1
Lamisil (group)	Fungal infections	172	23	111	-35	283	-10	-9
Neoral/Sandimmun	Transplantation	30	-19	205		235	-4	-3
Sandostatin (group)	Acromegaly	85	-14	138	4	223	-4	-4
Lescol	Cholesterol reduction	58	-16	120	-10	178	-13	-13
Trileptal	Epilepsy	142	38	44	13	186	32	30
Voltaren (group)	Inflammation/pain	3	200	174	-4	177	-4	-3
Top ten products total		1 609	15	2 013	3	3 622	8	8
Femara	Breast cancer	84	33	90	23	174	28	27
Zelnorm/Zelmac	Irritable bowel syndrome	136	58	18	7	154	51	50
Exelon	Alzheimer’s disease	42	14	86	15	128	16	14
Visudyne	Macular degeneration	18	-64	77	-3	95	-26	-26
Tegretol (incl. CR/XR)	Epilepsy	31	15	67	-10	98	-3	-3
Miacalcic	Osteoporosis	53	-9	38	5	91	-3	-3
Comtan/Stalevo Group	Parkinson’s disease	37	19	44	22	81	21	21
Ritalin (group)	Attention deficit/hyperactive disorder	60	18	17	7	77	13	15
Foradil	Asthma	3		74	-6	77	-6	-7
Famvir	Viral infections	40	5	27	3	67	5	4
Top 20 products total		2 113	15	2 551	4	4 664	8	8
Rest of portfolio		303	76	732	13	1 035	27	27
Total Division net sales		2 416	20	3 283	6	5 699	11	11

Pharmaceutical Division First Half therapeutic area net sales (unaudited)

	H1 2006	H1 2005	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	1 983	1 757	13
Lotrel	643	509	26
Lescol	356	377	-6
Other	82	66	24
Total strategic franchise products	3 064	2 709	13
Mature products	321	341	-6
Total Cardiovascular products	3 385	3 050	11

Oncology
Strategic franchise products
Gleevec/Glivec	1 199	1 033	16
Zometa	627	608	3
Sandostatin (group)	439	453	-3
Femara	326	254	28
Exjade	50
Other	147	145	1
Total Oncology products	2 788	2 493	12

Neuroscience
Strategic franchise products
Trileptal	352	293	20
Exelon	244	227	7
Tegretol	192	198	-3
Other	452	368	23
Total strategic franchise products	1 240	1 086	14
Mature products	222	245	-9
Total Neuroscience products	1 462	1 331	10

Respiratory & Dermatology
Strategic franchise products
Lamisil	483	564	-14
Foradil	164	174	-6
Elidel	91	164	-45
Xolair	41	1
Other	78	26	200
Total strategic franchise products	857	929	-8
Mature products	66	84	-21
Total Respiratory & Dermatology products	923	1 013	-9

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	263	182	45
Other	62	16
Total strategic franchise products	325	198	64
Mature products	758	790	-4
Total ABGU products	1 083	988	10

Infectious Diseases, Transplantation & Immunology
Neoral/Sandimmun	449	470	-4
Other	148	70	111
Total strategic franchise products	597	540	11
Mature products	124	127	-2
Total IDTI products	721	667	8

Ophthalmics
Visudyne	202	253	-20
Other	187	188	-1
Total Ophthalmics products	389	441	-12

Total strategic franchise products	9 260	8 396	10
Total mature products	1 491	1 587	-6
Prior-years’ US sales rebate accounting adjustment		-62
Total division net sales	10 751	9 921	8

Pharmaceutical Division Q2 therapeutic area net sales (unaudited)

	Q2 2006	Q2 2005	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	1 044	912	14
Lotrel	348	278	25
Lescol	178	205	-13
Other	41	35	17
Total strategic franchise products	1 611	1 430	13
Mature products	160	153	5
Total Cardiovascular products	1 771	1 583	12

Oncology
Strategic franchise products
Gleevec/Glivec	640	537	19
Zometa	308	312	-1
Sandostatin (group)	223	232	-4
Femara	174	136	28
Exjade	31
Other	84	74	14
Total Oncology products	1 460	1 291	13

Neuroscience
Strategic franchise products
Trileptal	186	141	32
Exelon	128	110	16
Tegretol	98	101	-3
Other	243	196	24
Total strategic franchise products	655	548	20
Mature products	114	116	-2
Total Neuroscience products	769	664	16

Respiratory & Dermatology
Strategic franchise products
Lamisil	283	315	-10
Foradil	77	82	-6
Elidel	43	58	-26
Xolair	37
Other	60	13	362
Total strategic franchise products	500	468	7
Mature products	33	35	-6
Total Respiratory & Dermatology products	533	503	6

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	154	102	51
Other	36	5
Total strategic franchise products	190	107	78
Mature products	391	417	-6
Total ABGU products	581	524	11

Infectious Diseases, Transplantation & Immunology
Neoral/Sandimmun	235	244	-4
Other	82	37	122
Total strategic franchise products	317	281	13
Mature products	68	65	5
Total IDTI products	385	346	11

Ophthalmics
Visudyne	95	129	-26
Other	105	92	14
Total Ophthalmics products	200	221	-10

Total strategic franchise products	4 933	4 346	14
Total mature products	766	786	-3
Total division net sales	5 699	5 132	11

Net sales by region (unaudited)

First half

	H1 2006	H1 2005	% change		H1 2006	H1 2005

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	4 510	3 835	18	18	42	39
Rest of world	6 241	6 086	3	6	58	61
Total	10 751	9 921	8	10	100	100

Vaccines & Diagnostics
US	46				36
Rest of world	81				64
Total	127				100

Sandoz
US	749	510	47	47	26	31
Rest of world	2 132	1 125	90	96	74	69
Total	2 881	1 635	76	81	100	100

Consumer Health
US	1 761	1 541	14	14	47	43
Rest of world	1 963	2 043	-4	-1	53	57
Total	3 724	3 584	4	6	100	100

Group
US	7 066	5 886	20	20	40	39
Rest of world	10 417	9 254	13	16	60	61
Total	17 483	15 140	15	17	100	100

Net sales by region (unaudited)

Second quarter

	Q2 2006	Q2 2005	% change		Q2 2006	Q2 2005

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	2 416	2 013	20	20	42	39
Rest of world	3 283	3 119	5	6	58	61
Total	5 699	5 132	11	11	100	100

Vaccines & Diagnostics
US	46				36
Rest of world	81				64
Total	127				100

Sandoz
US	378	259	46	46	26	31
Rest of world	1 072	573	87	87	74	69
Total	1 450	832	74	74	100	100

Consumer Health
US	889	797	12	12	47	43
Rest of world	1 017	1 038	-2	-2	53	57
Total	1 906	1 835	4	4	100	100

Group
US	3 729	3 069	22	21	41	39
Rest of world	5 453	4 730	15	16	59	61
Total	9 182	7 799	18	18	100	100

Quarterly analysis

Key figures by quarter

	Q2 2006	Q1 2006	Change
	USD m	USD m	USD m	%

Net sales	9 182	8 301	881	11
Operating income	2 060	2 202	-142	-6
Financial income	79	108	-29	-27
Interest expense	-75	-58	-17	29
Taxes	-352	-400	48	-12
Net income	1 713	1 956	-243	-12

Net sales by region

	Q2 2006	Q1 2006	Change
	USD m	USD m	USD m	%

US	3 729	3 337	392	12
Europe	3 318	3 086	232	8
Rest of world	2 135	1 878	257	14
Total	9 182	8 301	881	11

Net sales by division

	Q2 2006	Q1 2006	Change
	USD m	USD m	USD m	%

Pharmaceuticals	5 699	5 052	647	13
Vaccines & Diagnostics	127		127
Sandoz	1 450	1 431	19	1
Consumer Health	1 906	1 818	88	5
Total	9 182	8 301	881	11

Operating income by division

	Q2 2006	Q1 2006	Change
	USD m	USD m	USD m	%

Pharmaceuticals	1 677	1 626	51	3
Vaccines & Diagnostics	-38		-38
Sandoz	207	238	-31	-13
Consumer Health	312	458	-146	-32
Corporate income/expense, net	-98	-120	22	-18
Total	2 060	2 202	-142	-6

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: July 18, 2006	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting